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                          December 29, 2022

       Olivier Taelman
       Chief Executive Officer
       Nyxoah SA
       Rue Edouard Belin 12
       B-1435 Mont-Saint-Guibert
       Belgium

                                                        Re: Nyxoah SA
                                                            Registration
Statement on Form F-3
                                                            Filed December 22,
2022
                                                            File No. 333-268955

       Dear Olivier Taelman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Benjamin
Richie at 202-551-7857 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              John Rudy